Exhibit 99.1

B Communications Ltd.

Condensed Consolidated Interim Financial Statements

June 30, 2015

(Unaudited)

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

2

Review Report to the Shareholders of B Communications Ltd.

Introduction

We have reviewed the accompanying financial information of B Communications Ltd. and its subsidiary (hereinafter - “the Group”), comprising of the condensed consolidated interim statement of financial position as at June 30, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion

The condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows do not include comparative data for a six and three month periods ended on June 30.

Qualified Conclusion

Based on our review, except for the information included in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 31, 2015

3

B Communications Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	June 30	June 30	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	865	230	713
Restricted cash	29	8	65
Investments, including derivatives	1,897	503	3,102
Trade receivables, net	2,256	598	2,227
Other receivables	220	58	243
Inventory	96	26	96
Assets classified as held-for-sale	24	6	52

Total current assets	5,387	1,429	6,498

Investments, including derivatives	177	47	271
Long-term trade and other receivables	656	173	566
Property, plant and equipment	7,345	1,949	6,572
Intangible assets	7,642	2,028	5,908
Deferred and other expenses	360	95	364
Broadcasting rights	471	125	-
Deferred tax assets	855	227	-
Investment in equity-accounted investee	28	8	1,057

Total non-current assets	17,534	4,652	14,738

Total assets	22,921	6,081	21,236

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

B Communications Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	June 30	June 30	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)

Liabilities
Bank loans and credit and debentures	2,110	560	1,501
Trade payables	1,021	271	664
Liability to an affiliate	101	27	-
Other payables including derivatives	799	211	741
Current tax liabilities	777	206	671
Provisions	90	24	62
Employee benefits	272	72	259
Total current liabilities	5,170	1,371	3,898

Bank loans and debentures	12,890	3,420	12,357
Employee benefits	238	63	233
Other liabilities	202	53	256
Provisions	70	19	69
Deferred tax liabilities	805	214	835
Total non-current liabilities	14,205	3,769	13,750

Total liabilities	19,375	5,140	17,648

Equity
Total equity attributable to equity holders of the Company	972	258	961
Non-controlling interests	2,574	683	2,627

Total equity	3,546	941	3,588

Total liabilities and equity	22,921	6,081	21,236

Date of approval of the financial statements: August 31, 2015

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

B Communications Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Six months period ended		Three months period ended
		June 30		June 30
			Convenience		Convenience
			translation		translation
			into		into
			U.S. dollars		U.S. dollars
		2015	2015	2015	2015
		NIS	US$	NIS	US$
	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	8	4,777	1,268	2,603	691

Cost and expenses
Depreciation and amortization		1,011	268	572	152
Salaries		937	249	498	132
General and operating expenses	9	1,804	479	1,003	266
Other operating income, net	10	(93)	(25)	(82)	(22)

		3,659	971	1,991	528

Operating income		1,118	297	612	162

Financing expenses (income)
Finance expenses		522	138	273	72
Finance income		(216)	(57)	(64)	(17)

Financing expenses, net		306	81	209	55

Income after financing expenses, net		812	216	403	107

Share in income of equity-accounted investee		16	4	-	-

Income before income tax		828	220	403	107

Income tax		256	68	137	36

Net income for the period		572	152	266	71

Income attributable to:
Owners of the company		69	18	21	6
Non-controlling interests		503	134	245	65

Net income for the period		572	152	266	71

Earnings per share
Basic income per share		2.31	0.61	0.72	0.19
Diluted income per share		2.27	0.60	0.70	0.18

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Six months period ended		Three months period ended
	June 30		June 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income for the period	572	152	266	71

Items of other comprehensive income, net of tax	33	8	16	4

Total of other comprehensive income for the period	605	160	282	75

Attributable to:
Owners of the Company	79	21	26	7
Non-controlling interests	526	140	256	68

Total of other comprehensive income for the period	605	161	282	75

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
										Convenience
										translation
	Share capital							Non-		Into U.S.
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves(2)	Retained earnings	Total	Controlling interests	Total equity	dollars (Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$
For the six months period ended June 30, 2015 (unaudited)

Balance as at January 1, 2015 (audited)	29,889,045	3	1,057	(*)	(122)	23	961	2,627	3,588	952
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	6	5	1
Dividends to Non-controlling interests	-	-	-	-	-	-	-	(585)	(585)	(154)
Dividend to shareholders	-	-	-	-	-	(67)	(67)	-	(67)	(18)

Other comprehensive income, net of tax	-	-	-	-	10	-	10	23	33	8
Net income for the period	-	-	-	-	-	69	69	503	572	152
Comprehensive income for the period	-	-	-	-	10	69	79	526	605	160

Balance as at June 30, 2015 (unaudited)	29,889,045	3	1,057	(*)	(113)	25	972	2,574	3,546	941

(1)      Net of treasury shares.

(2)      Including reserve from transaction with non-controlling interest.

*        Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
										Convenience
										translation
	Share capital							Non-		Into U.S.
	Number of Shares(1)	Amount	Share premium	Treasury Shares	Other reserves(2)	Retained earnings	Total	Controlling interests	Total equity	dollars (Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS	NIS	NIS	NIS	NIS	NIS	US$

For the three months period ended June 30, 2015 (unaudited)

Balance as at April 1, 2015 (unaudited)	29,889,045	3	1,057	(*)	(117)	71	1,014	2,900	3,914	1,038
Exercise of options in a subsidiary	-	-	-	-	(1)	-	(1)	3	2	**
Dividends to Non-controlling interests	-	-	-	-	-	-	-	(585)	(585)	(154)
Dividend to shareholders	-	-	-	-	-	(67)	(67)	-	(67)	(18)

Other comprehensive income, net of tax	-	-	-	-	5	-	5	11	16	4
Net income for the period	-	-	-	-	-	21	21	245	266	71
Comprehensive income for the period	-	-	-	-	5	21	26	256	282	75

Balance as at June 30, 2015 (unaudited)	29,889,045	3	1,057	(*)	(113)	25	972	2,574	3,546	941

(1)      Net of treasury shares.

(2)      Including reserve from transaction with non-controlling interest.

*        Represents an amount less than NIS 1.

**      Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Six months period ended		Three months period ended
	June 30		June 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities

Net income for the period	572	152	266	71

Adjustments:
Depreciation and amortization	1,011	268	572	152
Profit from consolidation of investee	(12)	(3)	-	-
Share in profit of equity accounted investees	(16)	(4)	-	-
Finance expenses, net	346	92	219	58
Capital gains, net	(94)	(25)	(89)	(23)
Income tax expenses	256	68	137	36
Other	(5)	(1)	(4)	(1)

Change in inventory	-	-	(9)	(2)
Change in trade and other receivables	145	38	61	16
Change in trade and other payables	(195)	(52)	(150)	(40)
Changes in provisions	9	2	6	2
Changes in employee benefits	1	*	(3)	(1)
Changes in broadcasting rights	(11)	(3)	(11)	(3)
Net income tax paid	(240)	(64)	(174)	(46)

Net cash provided by operating activities	1,767	468	821	219

Cash flows from investing activities

Purchase of property, plant and equipment	(665)	(176)	(363)	(97)
Investment in intangible assets and deferred expenses	(214)	(57)	(148)	(39)
Proceeds from the sale of property, plant and equipment	97	26	84	22
Change in investments, net	1,225	325	1,568	416
Net deposits to restricted cash	36	10	(12)	(3)
Proceeds from disposal of investments	(1)	(* )	3	1
Obtaining control over investee	299	79	-	-
Other	15	4	9	2

Net cash used in investing activities	792	211	1,141	302

*        Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Six months period ended		Three months period ended
	June 30		June 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities

Proceeds from issuance of debentures and loans	228	60	228	60
Repayment of debentures and loans	(863)	(229)	(805)	(213)
Redemption of Company’s debentures	(43)	(11)	(27)	(7)
Interest paid	(382)	(102)	(339)	(90)
Dividends paid by Bezeq to non-controlling interests	(585)	(154)	(585)	(154)
Dividend paid by BCOM	(67)	(18)	(67)	(18)
Payments to related party	(680)	(180)	(680)	(180)
Others	(15)	(4)	(18)	(5)

Net cash used in financing activities	(2,407)	(638)	(2,293)	(607)

Net increase (decrease) in cash and cash equivalents	152	41	(331)	(86)

Cash and cash equivalents as at the beginning of the period	713	189	1,196	316

Cash and cash equivalents as at the end of the period	865	230	865	230

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

A.	B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at June 30, 2015 and for the six and three month periods then ended include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

B.	Material events in the reporting period

On March 23, 2015, Bezeq gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. On June 2015, acquisition of the remaining holdings of Eurocom in DBS was completed and as from that date, Bezeq holds the entire rights to DBS shares. The effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015, was included under "Share in losses of equity-accounted investees". For further information see Note 4 regarding discontinued operations.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at December 31, 2014, and for the year then ended. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2014 and for the year then ended ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 31, 2015.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Other than the contents of Note 3, in preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

12

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

B.	Use of estimates and judgment (cont'd)

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 2.F to the annual financial statements:

Subject	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and market participant assumptions.	Change in profit/loss from gaining control	Note 4
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4 and Note 11

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at June 30, 2015, have been presented in dollars, translated at the representative rate of exchange as at June 30, 2015 (NIS 3.769 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

A.	Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4, below is a description of the accounting policy implemented in these condensed consolidated interim financial statements:

1.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

2.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

13

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

3.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

4.	In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

5.	The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

6.	Costs associated with the acquisition that were incurred by the acquirer in the business combination such as advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

B.	New standards not yet adopted

Further to Note 3.R to the annual financial statements regarding the amendment to IFRS 15, Revenues from Contracts with Customers, in July 2015, the IASB approved the postponement of mandatory initial adoption of the standard by one year from the original date, meaning that the standard will be effective for annual periods beginning on January 1, 2018. Early adoption is permitted.

Note 4 - Group entities

A detailed description of the Group entities appears in Note 11 to the Company's annual financial statements as at December 31, 2014. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period

A.	As described in Note 11.A.2 to the annual financial statements, Bezeq holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which Bezeq was unable to exercise. Accordingly, Bezeq accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, Bezeq received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between Bezeq and DBS ("the Merger") will be permitted.

14

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 – Group entities (cont'd)

Further to the aforesaid, on February 10, 2015, Bezeq's Board of Directors' subcommittee that was established for this matter, Bezeq's audit committee and Bezeq's Board of Directors approved the Bezeq's engagement in a transaction with Eurocom DBS. In the transaction, Bezeq will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, Bezeq and DBS will accept the merger terms and Bezeq will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, Bezeq was required to pay Eurocom DBS NIS 680 in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 will be paid in accordance with the amount of the carryforward losses of DBS used for tax purposes and the second additional consideration of up to NIS 170 will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of Bezeq's shareholders approved the acceptance of the merger terms and exercise of the option, and Bezeq's engagement in the Acquisition Transaction, as described above. Subsequently, Bezeq and DBS announced the acceptance of the merger terms, and on March 25, 2015, Bezeq exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, Bezeq holds 58.4% of DBS. Accordingly, Bezeq consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by Bezeq). In view of the Bezeq's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

Bezeq's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications for transfer of control in DBS such that Bezeq will control DBS and will hold the entire issued and paid up share capital of DBS. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, Bezeq transferred the cash consideration of NIS 680 to Eurocom DBS and Eurocom DBS transferred its rights and the rights to DBS shares to Bezeq and assigned to Bezeq its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

As at June 30, 2015, Bezeq has a liability for the contingent consideration of NIS 101 towards Eurocom DBS as described in Note 11, Financial Instruments.

B.	At the date of the business acquisition, Bezeq presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to their fair value based on a valuation by an independent assessor . In accordance with the valuation, the value of Bezeq's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, Bezeq recognized a profit of NIS 12 from the gain of control under other operating income in the statement of income for the three months ended March 31, 2015.

15

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast was based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth of DBS will be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire Bezeq's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

C.	Identifiable acquired assets and liabilities

March 23, 2015
(Unaudited)
NIS
Cash and cash equivalents	299
Trade and other receivables	182
Broadcasting rights	449
Property, plant and equipment	801
Deferred tax asset, net of deferred tax liabilities (for attributed excess cost)	831
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,248

D.	Bezeq attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation performed by an independent assessor whose opinion is attached to these financial statements.

16

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

Excess cost was attributed as follows:

March 23, 2015
(Unaudited)
NIS
Customer relations (see section 1 below)	790
Brand (see section 2 below)	347
Goodwill (see section 3 below)	609
Deferred tax asset, net of deferred tax liabilities (see 4 below)	831
Total excess cost attributed to intangible assets	2,577
Debentures (see section 5 below)	(160)
Contingent liabilities (see section 6 below)	(10)
Total excess cost	2,407

1.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

2.	Brand value: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

3.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,248)
Goodwill	609

4.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, as described in Note 4.A above, Bezeq believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

17

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The Company accounted for completion of the acquisition transaction after gaining control as new information obtained in the measurement period for the facts and circumstances that existed at the acquisition date and, therefore, the Company attributed the excess cost arising from gain of control as a deferred tax asset in the financial statements as at June 30, 2015 (retroactively, effective as from gain of control).

Composition of the tax asset:

March 23, 2015
(Unaudited)
NIS
Tax asset for cumulative losses of DBS	1,087
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	831

5.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

6.	Contingent liabilities: The excess cost represents a present obligation arising from a class action filed by DBS customers.

E.	Bezeq's management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 and there would have been no significant change in the consolidated profit for the period. When determining the amounts, Bezeq's management assumed that the fair value adjustments at the date of the business combination, which were determined provisionally, are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

F.	Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2014 amounted to NIS 322 and the loss in the six months ended June 30, 2014, amounted to NIS 169. As a result of these losses, as of June 30, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,833 and NIS 349, respectively.

G.	As at June 30, 2015, DBS is in compliance with the financial covenants established under the financing and debenture agreements. As at June 30, 2015, DBS is in compliance with the debt/EBITDA ratio covenant established in Deed of Trust B (as at June 30, 2015, the debt/EBITDA ratio was 2.5). Furthermore, DBS is in compliance with the debt/EBITDA ratio covenant set out in Debenture 2012 (as at June 30, 2015, the debt/EBIDTA ratio was 2.5) and the debt/E-C ratio covenant set out in Debenture 2012 (as at June 30, 2015, the debt-E-C ratio was 6.0).

H.	The management of DBS believes that the financing resources at its disposal, which include, among other things, loans from the Company, will be sufficient for the operations of DBS for the coming year, based on the forecasted cash flows approved by DBS’s board of directors.

18

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Debentures, Loans, and Borrowings

A.	In the second quarter of 2015, Bezeq entered into agreements with banks and a financial institution, which undertook to provide Bezeq with credit in a total amount of NIS 1.4 billion, to refinance its future debt in 2016, as follows:

1.	Agreements with banks for credit of NIS 900 in June 2016, with a duration of 4.6 years (payable in five equal annual payments commencing on June 1, 2019 through to June 1, 2023), at a fixed NIS unlinked interest rate of 3.7%. The agreements with the banks include an option to cancel the credit line, subject to an early repayment fee.

2.	Agreements with a financial institute for credit of NIS 500 in December 2016, with a duration of 4.9 years (payable in five equal annual payments commencing on December 15, 2019 through to December 15, 2023), at a fixed NIS unlinked interest rate of 4.3%.

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, as described in Note 12 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on Bezeq's assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

In the three months ended June 30, 2015, Bezeq recognized financing income amounting to NIS 30 for long term fair value of future credit from banks, net of transaction costs.

B.	In August 2015, Bezeq entered into additional agreements with a bank and a financial institution, whereby Bezeq received a commitment for additional credit of NIS 400 for future debt refinancing during 2017.

C.	In the second quarter of 2015, DBS issued additional debentures (Series B) amounting to NIS 228 by expanding the series. For information about the terms of the debentures, see Note 11.A.5 to the Annual Financial Statements.

D.	On August 10, 2014, the Company announced that its Board of Directors has approved the buyback of up to US$50 of its Notes. Through the end of the second quarter of 2015, the Company purchased US$10 par value of the notes.

From July 1, 2015 until August 31, 2015, the Company purchased additional US$3.3 par value of its Notes.

19

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Contingent Liabilities

As at June 30, 2015, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 89, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 3.3 billion. There is also additional exposure of NIS 2.8 billion for claims, the chances of which cannot yet be assessed.

In addition, certain motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claims are not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

20

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Contingent Liabilities (cont'd)

A.	Below is a description of the contingent liabilities of the Group (including DBS) as at June 30, 2015, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	11	128	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	42	2,889	829

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	168	-

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	63	-

Claims by the State and Authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	20	37	11

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	47	*2,000

		89	3,342	2,840

*	A claim filed by shareholders against Bezeq and officers in Bezeq amounting to NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

21

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 348 were filed against Group companies, and another two claims without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 403 came to an end.

Note 7 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31	December 31	March 31	March 31
	2014	2014	2015	2015
	Number of shares		Number of shares
Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045	50,000,000	29,889,045

A.	On May 21, 2015, the Company's board of directors declared a cash dividend of NIS 67. The dividend was paid on June 16, 2015.

B.	On August 31, 2015, the Company's board of directors declared a cash dividend of NIS 22. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on September 16, 2015. The payment date will be September 29, 2015.

22

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Revenues

	Six months	Three months
	period ended	period ended
	June 30	June 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Domestic fixed line communications
Fixed line telephony	783	388
Internet - infrastructure	770	387
International communications,	415	208
Other services	113	55
	2,081	1,038
Cellular
Cellular services and terminal equipment	975	489
Sale of terminal equipment	443	219
	1,418	708

International communications,internet services and NEP	739	368

Multi-channel Television	439	439

Others	100	50

	4,777	2,603

Note 9 - General and Operating Expenses

	Six months	Three months
	period ended	period ended
	June 30	June 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Terminal equipment and materials	431	205
Interconnectivity and payments to domestic and international operators	453	241
Maintenance of buildings and sites	306	156
Marketing and general expenses	292	161
Services and maintenance by sub-contractors	89	55
Vehicle maintenance expenses	76	41
Content services expenses	157	144
	1,804	1,003

23

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Other Operating Expenses (Income), Net

	Six months	Three months
	period ended	period ended
	June 30	June 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Profit from consolidation of investee	12	-
Capital gain from sale of property plant and equipment	94	89
Total other operating income	106	89

Provision for severance pay in early retirement	1	1
Provision for contingent liabilities, net	12	6
Total other operating expenses	13	7

Other Operating income, net	93	82

Note 11 - Financial instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 4 to the annual financial statements.

	December 31, 2014		June 30, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Bank loans
Unlinked	2,112	2,292	2,197	2,358
Debentures
Issued to the public (CPI linked)	3,840	4,033	3,469	3,634
Issued to the public (Unlinked)	2,044	2,214	1,600	1,731
Issued to institutional investors (CPI linked)	-	-	1,952	2,089
Issued to institutional investors (US$ linked)	3,073	3,309	2,941	3,201
Issued to institutional investors (unlinked)	403	467	403	463
	11,472	12,315	12,562	13,476

(2)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 16.E.2 to the annual financial statements. The methods used to measure the fair value of future credit from bank are described in section 3 below. The methods used to measure the fair value of contingent consideration for a business combination are described in section 4 below.

24

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont'd)

(2)	Fair value hierarchy (cont'd)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	1,513	-	-	1,513
Marketable securities	879	-	-	879
Derivatives not used in hedging
Forward contracts on foreign currencies	-	174	-	174
Forward contracts on CPI	-	(119)	-	(119)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,392	55	9	2,456

	June 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	200	-	-	200
Marketable securities	898	-	-	898
Derivatives not used in hedging
Forward contracts on foreign currencies	-	78	-	78
Forward contracts on CPI	-	(99)	-	(99)
Banks future credit	-	36	-	36
Other liabilities
Contingent consideration for a business combination	-	-	(101)	(101)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	1,098	15	(92)	1,021

(3)	Information about fair value measurement of line of credit for future debt refinance

The fair value of the future credit according to the agreement with the banks as set out in Note 5.1 above, was estimated by discounting the difference between the interest rate in the agreement and present interest for the remaining period, using appropriate market interest rates for similar instruments, including the required adjustments for the credit risk.

25

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont'd)

(4)	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4:

	June 30, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS	NIS
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, based on a legal opinion on tax issues related to the possible merger between Bezeq and DBS. The legal opinion includes the probability of the chances and risks facing Bezeq regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, whose opinion is attached to these financial statements, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.C.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 in the estimated contingent consideration.

26

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting

A.	Further to Note 26 to the annual financial statements, Bezeq's investment in DBS was presented on the basis of the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of Bezeq on June 24, 2015, Bezeq updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. As from the second quarter of 2015, Bezeq no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multi-channel television segment include financing expenses for the loans without any change.

27

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments

	Six-month period ended June 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	2,079	1,418	736	878	100	(440)	4,771
Inter-segment revenues	139	30	48	1	7	(219)	6
Total revenue	2,218	1,448	784	879	107	(659)	4,777
Depreciation and amortization	356	210	65	157	6	217	1,011
Segment results - operating income (loss)	1,209	85	122	129	(4)	(423)	1,118
Finance income	45	31	4	23	9	104	216
Finance expenses	(220)	(3)	(7)	(320)	(1)	29	(522)
Total finance income (expense), net	(175)	28	(3)	(297)	8	133	(306)
Segment profit (loss) after finance expenses, net	1,034	113	119	(168)	4	(290)	812
Share in profit of equity-accounted investee	-	-	-	-	-	16	16
Segment profit (loss) before income tax	1,034	113	119	(168)	4	(274)	828
Income tax	306	28	30	1	-	(109)	256
Segment results - net profit (loss)	728	85	89	(169)	4	(165)	572

28

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Three-month period ended June 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	1,037	709	368	438	51	-	2,603
Inter-segment revenues	68	12	23	1	3	(107)	-
Total revenue	1,105	721	391	439	54	(107)	2,603
Depreciation and amortization	180	106	33	81	3	169	572
Segment results - operating income (loss)	662	53	61	70	(2)	(232)	612
Finance income	1	14	1	(19)	5	62	64
Finance expenses	(122)	-	(3)	(216)	(1)	69	(273)
Total finance income (expense), net	(121)	14	(2)	(235)	4	131	(209)
Segment profit (loss) after finance expenses, net	541	67	59	(165)	2	(101)	403
Share in profit of equity-accounted investee	-	-	-	-	-	-	-
Segment profit (loss) before income tax	541	67	59	(165)	2	(101)	403
Income tax	180	18	14	1	-	(76)	137
Segment results - net profit (loss)	361	49	45	(166)	2	(25)	266

29

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

C.	Adjustments for segment reporting of profit or loss

	Six months	Three months
	period ended	period ended
	June 30	June 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)
Profit or loss
Operating income for reporting segments	1,545	846
Elimination of expenses from a segment classified as an associate	(59)	-
Financing expenses, net	(306)	(209)
Share in the losses of equity-accounted investees	16	-
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(308)	(180)
Loss from operations classified in other categories and other adjustments	(60)	(54)
Consolidated profit before income tax	828	403

Note 13 - Dividends From Bezeq

A.	On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 844. On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, the Company received its share of the dividend distribution in the amount of NIS 259.
B.	On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933. The dividend is distributed for profits of the first half of 2015 amounting to NIS 945 less revaluation gains of NIS 12 revaluation gain arising from its gaining control over DBS, which were excluded from Bezeq's dividend policy in accordance with its Board of Director's decision from February 10, 2015 as set out in Note 11.B.5 to the annual financial statements. As at the approval date of the financial statements, the dividend has not yet been approved by Bezeq’s general meeting.

30

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 – Subsequent Events

A.	On August 30, 2015, the Board of Directors of Bezeq approved a fifth amendment to a special collective agreement dated December 5, 2006 between Bezeq, Bezeq's employees union and the New Labor Federation (“the Histadrut”) which mainly relates to the following matters:

1.	Extension of the collective agreement and the retirement arrangements until December 31, 2021, as well as their amendment.

2.	As part of the retirement arrangements, Bezeq may, at its sole discretion, terminate the employment of up to 203 permanent employees every year.

Bezeq’s management believes that the estimated costs expected over the term of the agreement, including salary improvements, not including the retirement of employees that is subject to the discretion of the company will amount to NIS 280 Million (of which, NIS 30 Million are subject to the company's results).

B.	On August 30, 2015, Bezeq board of directors has authorized Bezeq management to examine the possibility of a new public issuance of bonds. The scope and terms of the issuance have not been determined yet, and are subject, inter alia, to market conditions - as well as additional internal approvals.

C.	On August 30, 2015, the Board of Directors of Bezeq approved to issue a guarantee by Bezeq in favor of DBS' with respect to its series B and C debentures obligations (in the amount of NIS 1.05 billion and NIS 307 Million respectively). Such guarantee will be granted against reduction of the debentures' annual interest (in 0.5% and 1% respectively) and deletion of certain provisions under the deeds of trust, all in accordance and under the current terms of the existing debentures.

D.	Regarding for the commitment for providing additional credit that Bezeq received during August 2015, see note 5.B above.

31